Securities and Exchange Commission

June 18, 2014

Re:    Tesoro Logistics LP
Registration Statement on Form S-4
Filed April 11, 2014
File No. 333-195228

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 1-35143

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Judiciary Plaza
Washington, D.C. 20549-0405

Attention: Mr. H. Roger Schwall

By letter dated June 6, 2014, Tesoro Logistics LP, a Delaware limited partnership (the “Partnership” or “TLLP”), received one comment from the Staff of the Commission concerning the Partnership’s Registration Statement on Form S-4, File No. 333-195228, and Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013, File No. 1-35143. We are filing this letter in response to this comment.

For your convenience, we have reproduced the comment contained in the Staff’s letter of June 6, 2014.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to the Financial Statements

Note D - Net Income per Unit, page 94

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We note your response to comment 3 in our letter dated May 8, 2014. As transfers between entities under common control are subject to the guidance in FASB ASC 805-50, which requires financial statement information to be combined as though the transfer occurred at the beginning of the period, the staff expects earnings to be allocated to the common units for the calculation of earnings per unit purposes under the same premise. Please revise the calculation of earnings per unit to include the pre-transfer operating results of contributed assets for the periods in which these assets were under common control. As a result, the presentation of an adjustment on the face of your statement of operations for “loss attributable to predecessors” does not appear necessary. For all periods presented, please revise to present the revised earnings per unit amounts with appropriate disclosures.

Response: We have filed a Current Report on Form 8-K dated June 18, 2014 for incorporation by reference in our Registration Statement on Form S-4 to present supplementary financial information disclosing adjusted net income per limited partner unit assuming the common unitholders, subordinated unitholders and General Partner had participated in the pre-acquisition date losses attributable to the Predecessors for all periods included in the Partnership’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013. For the three months ended March 31, 2014 and 2013, there were no losses attributable to Predecessors; therefore, the supplemental presentation of net income per limited partner unit for these periods is not necessary.

Securities and Exchange Commission

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The Partnership acknowledges that:

1.	the Partnership is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

3.	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any questions or comments the Staff may have regarding our response set forth above to the comment contained in the Staff’s June 6, 2014 letter. Please direct any comments or questions regarding our response to the Staff’s comment to Mr. G. Scott Spendlove, our general partner’s Vice President and Chief Financial Officer, at (210) 626-4692 or by facsimile at (210)745-4494.

Sincerely,

TESORO LOGISTICS LP
		By:	Tesoro Logistics GP, LLC,
Its general partner

		By:	/s/ G. SCOTT SPENDLOVE
G. Scott Spendlove
Director, Vice President and Chief Financial Officer

cc:	Wei Lu (Securities and Exchange Commission)
Shannon Buskirk (Securities and Exchange Commission)
Kenneth B. Wallach ( Simpson Thacher & Bartlett LLP)

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